  As filed with the Securities and Exchange Commission on November 20, 1997.
                                                  Registration No. 333-_____
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 ------------

                                   FORM S-4

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                 ------------

                            CORPORATE EXPRESS, INC.
            (Exact Name of Registrant as Specified in Its Charter)

           Colorado                          5112                   84-0978360
(State or Other Jurisdiction of  (Primary Standard Industrial   (I.R.S. Employer
Incorporation or Organization)   Classification Code Number)     Identification
                                                                      Number)

                              1 Environmental Way
                       Broomfield, Colorado  80021-3416
                                (303) 664-2000
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                                  JIRKA RYSAVY
                            Chief Executive Officer
                            Corporate Express, Inc.
                              1 Environmental Way
                        Broomfield, Colorado  80021-3416
                                 (303) 664-2000
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                               -----------------

                                   Copies to:

     GERALD J. GUARCINI, ESQ.                      KENNETH M. DORAN, ESQ.
 Ballard Spahr Andrews & Ingersoll               Gibson Dunn & Crutcher LLP
   1735 Market Street, 51st Floor                  333 South Grand Avenue
Philadelphia, Pennsylvania 19103-7599         Los Angeles, California 90071-3197
          (215) 665-8500                               (213) 229-7000

                               -----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement and the effective time of the merger (the "Merger") of IDD Acquisition Corp., a wholly owned subsidiary of Corporate Express, Inc., into Data Documents Incorporated as described in the Agreement and Plan of Merger, dated as of September 10, 1997 (the "Merger Agreement"), attached as Appendix I to the Proxy Statement and Prospectus forming a part of this Registration Statement.

                         ------------------------------

   If the securities being registered on this form are being offered in connection with the formation of a holding company and are in compliance with General Instruction G, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] 333-35559

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______

                         ------------------------------

======================================================================================================================
     Title of Each Class of                           Proposed Maximum         Proposed Maximum
        Securities to Be              Amount to        Offering Price              Aggregate            Amount of
          Registered              Be Registered(1)       Per Share            Offering Price(2)    Registration Fee(2)
----------------------------------------------------------------------------------------------------------------------
Common Stock ($.0002 par value)      1,162,370              N/A                 $17,435,550            $5,283.50
======================================================================================================================

(1) Represents the maximum number of shares of Corporate Express, Inc. Common Stock, par value $.0002 per share, to be issued pursuant to the Merger Agreement in exchange for all of the issued and outstanding shares of Common Stock of Data Documents Incorporated or reserved for issuance pursuant to stock options or warrants.

(2) Pursuant to Rule 457(f), the registration fee was computed on the basis of the market value of the Common Stock of Data Documents Incorporated to be exchanged in the Merger, computed in accordance with Rule 457(c) on the basis of the average of high and low prices per share of such stock on The Nasdaq National Market on November 14, 1997.

                    STATEMENTS INCORPORATING BY REFERENCE
                    THE CONTENTS OF REGISTRATION STATEMENT
                                 NO. 333-35559


     The Registrant hereby incorporates by reference the contents of Registration Statement No. 333-35559 (the "Registration Statement") declared effective on October 24, 1997 and Post-Effective Amendment No. 1 to the Registration Statement declared effective on November 14, 1997.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Broomfield, State of Colorado, on November 19, 1997.

                                        CORPORATE EXPRESS, INC.

                                        By: /s/ Jirka Rysavy
                                           ------------------------------------
                                               Jirka Rysavy
                                               Chairman of the Board and
                                               Chief Executive Officer


       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on November 19, 1997 by the following persons in the capacities indicated. Each person whose signature appears below hereby authorizes and appoints Jirka Rysavy, Robert L. King and Gary N. Jacobs, and any one of them, as his or her attorneys-in-fact, to sign and file on his or her behalf, in the capacities stated below, any and all pre-effective amendments and post-effective amendments to this Registration Statement.


      Signature                              Title                         Date
      ---------                              -----                         ----

/s/ Jirka Rysavy                Chairman of the Board and Chief            November 19, 1997
---------------------------     Executive Officer (Principal Executive
Jirka Rysavy                    Officer)

/s/ Robert L. King              President, Chief Operating Officer and     November 19, 1997
---------------------------     Director
Robert L. King

 /s/ Sam R. Leno                 Executive Vice President and Chief        November 19, 1997
---------------------------     Financial Officer (Principal Financial
Sam R. Leno                     Officer)

/s/ Joanne C. Farver            Vice President and Controller              November 19, 1997
---------------------------     (Principal Accounting Officer)
Joanne C. Farver

/s/ Janet A. Hickey             Director                                   November 19, 1997
---------------------------
Janet A. Hickey

/s/ James P. Argyropoulos       Director                                   November 19, 1997
---------------------------
James P. Argyropoulos

/s/ Mo Siegel                   Director                                   November 19, 1997
---------------------------
Mo Siegel

PAGE>

                                 EXHIBIT INDEX


5.1 Opinion of Ballard Spahr Andrews & Ingersoll as to validity of shares of Corporate Express Common Stock bring registered

23.2 Consent of Coopers & Lybrand L.L.P.

23.3 Consent of Deloitte & Touche L.L.P.